October 16, 2017

VIA EDGAR
Ms. Melissa Raminpour
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Noodles & Company
Form 10-K for the Fiscal Year Ended January 3, 2017
Filed March 2, 2017
File No. 001-35987

Dear Ms. Raminpour:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 5, 2017 (the “Letter”) to Ms. Susan Daggett, Interim Chief Financial Officer of Noodles & Company (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2017, filed on March 2, 2017.

Each of your comments in the Letter is set forth below in italics, followed by our response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Form 10-K for the Fiscal Year Ended January 3, 2017

Selected Financial Data, page 29

1.
We note your disclosure on page 31 of restaurant contribution and footnote disclosure that it represents restaurant revenue less restaurant operating costs which are cost of sales, labor, occupancy and other restaurant operating costs. Please note that this is a non-GAAP financial measure and your filing should include the disclosures required by Item 10(e) of Regulation S-K. In this regard, we also note that your measure should be reconciled to operating income, rather than revenue, as that is considered the most comparable GAAP measure. Your disclosure should also indicate that the measure is not indicative of overall results for the company, and the fact that restaurant-level contribution does not accrue directly to the benefit of shareholders because of corporate- level expenses excluded from the measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Please revise accordingly.

Company’s Response:
We acknowledge the Staff’s comment. In response thereto, we advise the Staff that in future filings with the Commission, we will expand our disclosure and discussion of restaurant contribution to (i) disclose that restaurant contribution is a non-GAAP measure and is not indicative of overall results for the Company, (ii) explain both the limitations of relying upon restaurant contribution and how restaurant contribution is an important tool for investors to evaluate restaurant-

level productivity, efficiency and performance, (iii) disclose that restaurant-level contribution does not accrue directly to the benefit of the Company’s stockholders because of corporate level expenses excluded from the measure and (iv) provide a reconciliation of restaurant contribution to operating income (loss). Specifically, in our next Annual Report on Form 10-K, we propose expanding our disclosure in footnote 3 in the manner as set forth below. We have used fiscal 2016 financial information in the illustrative example set forth below.

	Fiscal Year Ended
	January 3, 2017	December 29, 2015	December 30, 2014	December 31, 2013	January 1, 2013
	(in thousands, except share and per share data and restaurants)
(Loss) earnings per Class A and Class B common share, combined:
Basic	$(2.58)	$(0.48)	$0.38	$0.25	$0.22
Diluted	$(2.58)	$(0.48)	$0.37	$0.24	$0.22
Weighted average Class A and Class B common shares outstanding, combined:
Basic	27,808,708	28,938,901	29,717,304	26,406,904	23,238,984
Diluted	27,808,708	28,938,901	31,001,099	27,688,629	23,265,542
Selected Operating Data:
Company-owned restaurants at end of period	457	422	386	318	276
Franchise-owned restaurants at end of period	75	70	53	62	51
Company-owned:
Average unit volumes(1)	$1,075	$1,103	$1,147	$1,179	$1,178
Comparable restaurant sales(2)	(0.9)%	(0.2)%	0.3%	3.4%	5.2%
Restaurant contribution(3)	$61,772	$73,033	$76,164	$71,957	$63,129
as a percentage of restaurant revenue	12.8%	16.2%	19.1%	20.7%	21.2%

_____________

(1)	AUVs consist of average annualized sales of all company-owned restaurants over the trailing 12 periods in a typical operating year.

(2)	Comparable restaurant sales represent year-over-year sales for restaurants open for at least 18 full periods.

(3)
Restaurant contribution represents restaurant revenue less restaurant operating costs, which are the cost of sales, labor, occupancy and other operating items. Restaurant contribution is a non-GAAP measure that is neither required by, nor presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and the calculation thereof may not be comparable to similar measures reported by other companies. Restaurant contribution is a supplemental measure of the operating performance of our restaurants and is not reflective of the underlying performance of our business because corporate-level expenses are excluded from this measure.

Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management does not consider restaurant contribution in isolation or as an alternative to financial measures determined in accordance with GAAP. However, management believes that restaurant contribution is an important tool for investors and other interested parties because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management also uses restaurant contribution as a metric to evaluate the profitability of incremental sales at our restaurants, restaurant performance across periods and restaurant financial performance compared with competitors. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report on Form 10-K for a discussion of restaurant contribution and other key performance indicators.
A reconciliation of (Loss) income from operations to restaurant contribution is presented below:

	Fiscal Year Ended
	January 3, 2017	December 29, 2015	December 30, 2014	December 31, 2013	January 1, 2013
	(in thousands)
(Loss) income from operations	$(67,528)	$(21,067)	$18,915	$14,252	$16,052
Less: Franchising royalties and fees	4,930	4,969	4,748	3,784	3,146
Plus: General and administrative	55,654	37,244	31,394	35,893	29,081
Depreciation and amortization	28,134	27,802	24,787	20,623	16,719
Pre-opening	3,131	4,407	4,425	3,809	3,145
Restaurant impairments, closure costs and asset disposals	47,311	29,616	1,391	1,164	1,278
Restaurant contribution	$61,772	$73,033	$76,164	$71,957	$63,129

As noted above, we will make similar additions to comparable disclosure in all of our future filings with the Commission in which restaurant contribution or restaurant contribution margin is disclosed.

Financial Statements

Notes to Consolidated Financial Statements

17. Selected Quarterly Financial Data, page 74

2.
Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the restaurant closure/impairment charges, data security incident and other litigation charges. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Company’s Response:
We acknowledge the Staff’s comment. In response thereto, we advise the Staff that in future filings, we will expand our disclosure to discuss the nature of any unusual or infrequent items that impacted our quarterly results of operations for the periods presented. Specifically, in our next Annual Report on Form 10-K, we propose expanding our disclosure in the manner as set forth below in the four added footnotes. We have used fiscal 2016 financial information in the illustrative example set forth below.

17. Selected Quarterly Financial Data (unaudited)
The following table presents selected unaudited quarterly financial data for the periods indicated. Each fiscal quarter contained 13 weeks, with the exception of the fourth quarter of 2016, which had 14 operating weeks (in thousands, except per share data):

	Fiscal 2016
	January 3, 2017	September 27, 2016	June 28, 2016	March 29, 2016
Revenue	$129,400	$122,681	$121,407	$113,986
Operating loss (1)(2)	$(44,315)	$(9,062)	$(11,312)	$(2,839)
Net loss	$(45,376)	$(9,841)	$(14,087)	$(2,373)
Basic loss per share	$(1.63)	$(0.35)	$(0.51)	$(0.09)
Diluted loss per share	$(1.63)	$(0.35)	$(0.51)	$(0.09)

	Fiscal 2015
	December 29, 2015	September 29, 2015	June 30, 2015	March 31, 2015
Revenue	$117,128	$117,328	$115,233	$105,761
Operating (loss) income (3)	$(6,464)	$(15,302)	$5,016	$(4,318)
Net (loss) income	$(4,254)	$(9,821)	$3,062	$(2,752)
Basic (loss) earnings per share	$(0.15)	$(0.35)	$0.10	$(0.09)
Diluted (loss) earnings per share	$(0.15)	$(0.35)	$0.10	$(0.09)
_____________

(1)
Includes the impact of impairing 42 restaurants in the fourth quarter of 2016, 11 restaurants in the second quarter of 2016 and one restaurant in the first quarter of 2016. The impairment costs recognized were $31.1 million in the fourth quarter of 2016, $10.3 million in the second quarter of 2016 and $0.2 million in the first quarter of 2016. See Note 7, Restaurant Impairments, Closure Costs and Asset Disposals, for additional disclosure on impairments.

(2)
The third quarter of 2016 includes charges of $10.6 million for estimated losses associated with claims and anticipated claims by payment card companies from our data security incident, a $2.5 million charge for severance expenses and a $3.0 million charge for a litigation settlement related to the Castillo Litigation described in Note 15, Commitments and Contingencies.

(3)
Includes the impact of impairing six restaurants in the fourth quarter of 2015, 25 restaurants in the third quarter of 2015 and eight restaurants in the first quarter of 2015. The impairment costs recognized were $3.3 million in the fourth quarter of 2015, $16.2 million in the third quarter of 2015 and $5.9 million in the first quarter of 2015. The fourth quarter of 2015 also includes $3.1 million of closure costs recognized related to 16 restaurants. See Note 7, Restaurant Impairments, Closure Costs and Asset Disposals, for additional disclosure on impairments and closure costs.

If you have any questions or require additional information concerning the above, please do not hesitate to contact me at (720) 214-1911.

Sincerely,

/s/ Susan Daggett

Susan Daggett
Vice President of Finance and Interim Chief Financial Officer

Enclosure

cc:	Paul A. Strasen, Executive Vice President, General Counsel & Secretary Noodles & Company
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP